Exhibit 12.2

CubeSmart L.P.

Computation of Ratio of Earnings to Fixed Charges

(dollars in thousands)

	Year Ended December 31,					Three Months Ended March 31,
	2010	2011	2012	2013	2014	2014	2015
Earnings before fixed charges:
Add:
(Loss) income from continuing operations .....	$(17,443)	$(13,400)	$(13,276)	$10,409	$26,366	$4,240	$8,522
Fixed charges - per below...............................	44,539	46,626	44,329	44,109	50,470	12,870	12,068
Less:
Capitalized interest.......................................	(132)	(82)	(185)	(851)	(1,328)	(420)	(427)

Earnings before fixed charges.........................	26,964	33,144	30,868	53,667	75,508	16,690	20,163

Fixed charges: .............................................
Interest expense (including amortization of premiums and discounts related to indebtedness) *	44,257	46,394	43,994	43,108	48,992	12,412	11,603
Capitalized interest.......................................	132	82	185	851	1,328	420	427
Estimate of interest within rental expense.......	150	150	150	150	150	38	38

Total Fixed Charges.......................................	44,539	46,626	44,329	44,109	50,470	12,870	12,068

Income allocated to preferred shareholders.......	-	1,218	6,008	6,008	6,008	1,502	1,502
Total combined fixed charges and preferred distributions	44,539	47,844	50,337	50,117	56,478	14,372	13,570

Ratio of earnings to fixed charges (a)...............	0.61	0.69	0.61	1.07	1.34	1.16	1.49

*  Includes amounts reported in discontinued operations

 (a)  In fiscal 2010, 2011 and 2012, earnings were insufficient to cover combined fixed charges and preferred distributions.  The Company must generate additional earnings of $17.6 million, $14.7 million and $19.5 million to achieve a fixed charge coverage ratio of 1:1 in fiscal 2010, 2011 and 2012, respectively.